Exhibit 99.105

WonderFi Appoints Former Royal Bank of Canada Senior Counsel Adam Garetson as Chief Legal Officer

Vancouver, British Columbia--(Newsfile Corp. - April 8, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced the appointment of Adam Garetson as General Counsel and Chief Legal Officer of the Company, effective April 11, 2022.

Adam brings over a decade of experience providing legal and regulatory advice to public companies across sectors. Having most recently served as Director and Senior Counsel at the Royal Bank of Canada, Adam oversaw legal matters relating to the Investment Banking and Global Markets trading businesses of RBC Capital Markets where he managed legal risk and provided strategic thought- leadership on emerging products and technologies.

Adam began his career practicing securities law in the Toronto office of Blake, Cassels & Graydon, focusing on M&A and corporate governance. During his career, Adam has provided legal guidance on blockchain products and crypto assets, as well as cross-border trading and corporate finance transactions, and has engaged with securities commissions, exchanges and regulatory bodies such as the Ontario Securities Commission (OSC) and the Investment Industry Regulatory Organization of Canada ( IROC) with respect to obtaining orders, approvals and exemptions in these areas. Adam earned his Juris Doctor law degree from the University of Manitoba and his Honours Philosophy undergraduate degree from the University of Waterloo, and has served as a committee member of the Canadian Bankers Association Securities Legislation Specialist Group.

Adam Garetson commented, "I am thrilled to be joining WonderFi as General Counsel and Chief Legal Officer. WonderFi is at the forefront of the digital asset space, and is committed to compliant access and investor protection in an evolving legal landscape. I look forward to joining the talented, innovative team and helping lead strategic transactions and partnerships to advance WonderFi's success as a global leader."

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.
Ben Samaroo, CEO
ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi
Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets.

WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/119766